

Mail Stop 3030

March 9, 2009

Via Facsimile and U.S. Mail

Ms. Angela Chen
Chief Financial Officer
Pericom Semiconductor Corporation
3545 North First Street
San Jose, California  95134

> **Re:    Pericom Semiconductor Corporation**
> **Form 10-K for the Fiscal Year Ended June 28, 2008**
> **        Filed September 11, 2008**
> **Form 10-Q for the Quarter Ended December 27, 2008**
> **File No.  000-27026**

Dear Ms. Chen:

    We have reviewed your filings and your response letter dated February 24, 2009 and we have the following comments.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended June 28, 2008

Item 9a.  Controls And Procedures, page 48

Disclosure Controls and Procedures, page 48

1.      We note your response to prior comment 2.  We note from you response that you
        "believe that all material information required to be disclosed by [you] was reported
        timely and therefore concluded that the omission of [PTI's] separate financials would not
        alter [your] assessment that [your] controls and procedures were effective."  However,
        Rule 13a-15(e) indicates that effective disclosure controls and procedures would ensure
        that information (regardless of materiality) required to be disclosed by the issuer is
        recorded, processed, summarized and reported within the time periods specified in the
        Commission's rules and forms.  As such, please explain to us in more detail why you
        believe that your disclosure controls and procedures are still effective as of June 28, 2008
        considering that you failed to include PTI's separate financial statements in accordance
        with Rule 3-09 of Regulation S-X.

Notes to Consolidated Financial Statements, page 60

Note. 6 Investments in Unconsolidated Affiliates, page 69

2.      We note from your response to our comment 3 and Exhibit 99.1 to your Amendment 1 to
        your 2008 Draft Form 10-K that you are proposing to include *unaudited* financial
        statements for Pericom Technology, Inc. (PTI) as of June 30, 2008 and 2007 and for the
        three years ended June 30, 2008 to comply with Rule 3-09 of Regulation S-X.  You
        further indicate on pages 11-13 of Exhibit 99.1 that PTI's 2006 financial statements were
        *derived* from audited financial statements.  In accordance with Rule 3-09(b) of
        Regulation S-X, you are required to present *audited* financial statements for those periods
        where either the income or the investment test in S-X 1-02(w) exceeds 20 percent.  Please
        revise your Exhibit 99.1 to include PTI's *audited* financial statements for fiscal 2006.

3.      Further to the above, we note from Exhibit 99.1 that you include PTI's basic financial
        statements but do not include an *entire* set of financial statements as required by Rule 3-
        09 of Regulation S-X.  Please amend your 2008 Form 10-K to include an entire set of
        financial statements, which includes the basic financial statements *and* related notes and
        schedules required by the comprehensive body of accounting standards pursuant to which
        the financial statements are prepared.  Refer to the guidance in Rule 3-09 of Regulation
        S-X and Item 8 of Form 20-F.

Form 10-Q for the Quarter Ended December 27, 2008

Item 2: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Liquidity and Capital Resources, page 24

4.	We note your disclosures that "[g]enerally, as sales values fall, the Company expects inventories, accounts receivable and accounts payable to decrease."  Please tell and revise future filings to explain why there was a $2.3 million increase in inventory considering your expectation that inventories should have declined since there was a decline in sales.

	As appropriate, please amend the Form 10-K and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendments to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested.  Detailed cover letters greatly facilitate our review.  Please file your cover letter on EDGAR.  Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3616 if you have questions regarding these comments.  In this regard, do not hesitate to contact Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643.

				Sincerely,


				Lynn Dicker
				Reviewing Accountant